Exhibit 99.1

Greenbrook TMS Announces Dates for Its First Quarter 2021 Financial Results and Provides Corporate Update

TORONTO--(BUSINESS WIRE)--April 20, 2021--Greenbrook TMS Inc. (TSX: GTMS, NASDAQ: GBNH) (“Greenbrook” or the “Company”), will release its first quarter 2021 operational and financial results after market hours on May 12, 2021.

FIRST QUARTER 2021 CONFERENCE CALL DETAILS

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on May 13, 2021 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: (866) 521-4909
Toronto: (647) 427-2311

Webcast:

For more information or to listen to the call via webcast, please visit: https://www.greenbrooktms.com/investors/events

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Toll Free (North America): (800) 585-8367
Toronto: (416) 621-4642
Conference ID: 6679987

The conference call replay will be available from 1:00 p.m. ET on May 13, 2021, until 11:59 p.m. ET on June 12, 2021.

CORPORATE UPDATE

Greenbrook also announced today that Erns Loubser will be returning to the role of Chief Financial Officer and Treasurer following his previously announced medical leave of absence. In connection with Mr. Loubser’s return, Ed Cordell will be stepping down from his role as Interim Chief Financial Officer but will remain with the Company until his responsibilities have been fully transitioned to Mr. Loubser.

About Greenbrook TMS Inc.

Operating through 128 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) therapy, an FDA-cleared, non-invasive therapy for the treatment of Major Depressive Disorder and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Greenbrook has provided more than 560,000 TMS treatments to over 15,000 patients struggling with depression.

Contacts

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

Contact Information:
investorrelations@greenbrooktms.com
1-855-797-4867